Exhibit 99.10

LETTER OF CONSENT

Carl Edmunds, M.Sc., P.Geo.
Exploration Manager
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on underground and open pit Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario" dated January 23, 2009, and the Technical Report "Revised Mineral Reserves and Resources Kemess North Project" dated May 2, 2005 (collectively, the "Technical Reports") in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Reports in the Annual Information Form of the Corporation dated March 30, 2009, which is included in the Annual Report.

March 30, 2009
By: /s/Carl Edmunds Carl Edmunds M.Sc., P. Geo Exploration Manager Northgate Minerals Corporation